Filed by First Clover Leaf Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Clover Leaf Financial Corp.

Commission File Number: 000-50820

August 4, 2016

Dear First Clover Leaf Stockholder:

The enclosed Election Form and Letter of Transmittal is being delivered to you in connection with the Agreement and Plan of Merger, dated April 26, 2016 (as amended, the “Merger Agreement”), by and between First Mid-Illinois Bancshares, Inc. (“First Mid”) and First Clover Leaf Financial Corp. (“First Clover Leaf”). The Merger Agreement provides for First Clover Leaf to merge with and into First Mid, with First Mid continuing as the surviving entity.

The transaction is subject to, among other conditions, approval of the stockholders of both First Clover Leaf and First Mid. We anticipate that the merger will occur in the second half of 2016. To assist in an orderly transaction, First Mid has agreed with First Clover Leaf to have First Clover Leaf’s stockholders elect the form of consideration to be received in exchange for First Clover Leaf shares on or before the fifth business day prior to the effective time of the merger (the “Election Deadline”). These elections will be subject to proration as described in the enclosed Election Form and Letter of Transmittal. The Election Form and Letter of Transmittal must be received by Computershare Trust Company, N.A. (“Computershare”), the exchange agent, together with your First Clover Leaf stock certificate(s), no later than 5:00 p.m., Chicago time, on the Election Deadline. In the event the Election Form and Letter of Transmittal are not timely received by Computershare, you will be deemed to have made an election to receive First Mid stock as 100% of your merger consideration.

We urge you to review the enclosed instructions and the joint proxy statement/prospectus, dated July 29, 2016 that was mailed to you under separate cover, and timely submit your Election Form and Letter of Transmittal, together with your First Clover Leaf stock certificate(s), as soon as possible. Please note that Computershare, as the exchange agent, will be administering the Election Form and Letter of Transmittal. Therefore, please send the Election Form and Letter of Transmittal, together with your First Clover Leaf stock certificate(s), directly to Computershare in the enclosed self-addressed envelope provided. Please do not send any of these documents to either First Mid or First Clover Leaf.

If you have any questions about the Election Form and Letter of Transmittal, please give Computershare a call at 1-855-396-2084.

Sincerely,

P. David Kuhl

President and Chief Executive Officer